08004733

GRASIM
ADITYA BIRLA GROUP

RECEIVED

2008 SEP -4 A 6: 55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 7, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

082-03322

SUPPL

Dear Sirs,

As informed to the Stock Exchanges on 10th June, 2008, the Board of Directors of the Company had approved the transfer/ sale of its Sponge Iron Manufacturing Unit "Vikram Ispat", situated at Village: Salav, District: Raigad, Maharashtra ("Business Undertaking"), to a subsidiary to be formed, by way of "Slump Sale" pursuant to a Scheme of Arrangement to be sanctioned by the Court under Sections 391-394 of the Companies Act, 1956.

This is further to inform you that the Company has incorporated a new subsidiary "Vikram Sponge Iron Limited" for the said transfer of the Business Undertaking by way of "Slump Sale".

Thanking you,

Yours faithfully,

PROCESSED
SEP 08 2008
THOMSON REUTERS

Ashok Malu
Company Secretary

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)